Exhibit 19.1

Princeton Bancorp, Inc.

Policy on Insider Trading

This Insider Trading Policy describes the standards of Princeton Bancorp, Inc. (the “Bancorp”) on trading, and causing the trading of, the Bancorp’s securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy is divided into two parts: the first part prohibits trading in certain circumstances and applies to all directors, officers and employees of the Bancorp and of The Bank of Princeton (the “Bank”) and their respective immediate family members and the second part imposes special additional trading restrictions and applies to all (i) directors of the Bancorp and the Bank, (ii) executive officers of the Bancorp and the Bank and (iii) the employees listed on Appendix A (collectively, “Covered Persons”).

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Bancorp or the Bank to make decisions to purchase, sell, make gifts of, or otherwise trade the Bancorp’s securities or to provide that information to others outside the Bancorp. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Bancorp and the Bank, if the information involved is “material” and “nonpublic.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee who buys or sells Bancorp stock on the basis of material nonpublic information that he or she obtained about the Bancorp, its customers, suppliers, or other companies with which the Bancorp or the Bank has contractual relationships or may be negotiating transactions.

PART I

1.	Applicability

This Policy applies to all trading or other transactions in the Bancorp’s securities, including common stock, options and any other securities that the Bancorp may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Bancorp’s securities, whether or not issued by the Bank.

2.	General Policy: No Trading While in Possession of Material Nonpublic Information

(a) No director, officer or employee or any of their immediate family members may purchase or sell, or offer to purchase or sell, any Bancorp security while in possession of material nonpublic information about Bancorp or Bank. (The terms “material” and “nonpublic” are defined below.)

(b) No director, officer or employee or any of their immediate family members who knows of any material nonpublic information about the Bancorp or Bank may communicate that information (a “tip”) to any other person, including family members and friends, or otherwise disclose such information without the Bancorp’s authorization.

1	Board Approved: July 24, 2024

(c) No director, officer or employee or any of their immediate family members may purchase or sell any security of any other company while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Bancorp or Bank. No director, officer or employee or any of their immediate family members who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Bancorp’s authorization.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined below).

(e) Covered Persons must “pre-clear” all trading in securities of the Bancorp in accordance with the procedures set forth below.

3.	Definitions

(a) Material. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. Material information can include both favorable and unfavorable information.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

•	significant changes in the Bancorp’s or Bank’s prospects;

•	significant impairments or write-downs in assets or increases in reserves, including significant loan loss provisions;

•	developments regarding significant litigation or government agency investigations or enforcement actions;

•	liquidity problems;

•	changes in earnings estimates or unusual gains or losses in operating results;

•	major changes in management;

•	changes in dividends;

•	extraordinary borrowings;

•	customer data security breaches or other improprieties within the Bank;

2	Board Approved: July 24, 2024

•

proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and

•	offerings or repurchases of Bancorp securities.

Material information is not limited to historical facts, but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or stock offering, the point at which negotiations or planning are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

(b) Nonpublic. Nonpublic information may include:

•	information available to a select group of analysts or brokers or institutional investors;

•	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

•

information that has been entrusted to the Bancorp or Bank on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

(c) Compliance Officer. The Bancorp has appointed Daniel J. O’Donnell, EVP/General Counsel & Chief Operating Officer, as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

•	assisting with implementation and enforcement of this Policy;

•	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

•	pre-clearing all trading in securities of the Bancorp by Covered Persons in accordance with the procedures set forth below;

•	providing approval of any Rule 10b5-1 plans described below, and any prohibited transactions; and

•	providing a reporting system with an effective whistleblower protection mechanism.

3	Board Approved: July 24, 2024

4.	Exceptions

The trading restrictions of this Policy do not apply to the following:

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401(k) Plan. Investing 401(k) plan contributions in a Bancorp stock fund in accordance with the terms of the Bank’s 401(k) plan. However, any changes in your investment election regarding the Bancorp’s stock are subject to trading restrictions under this Policy.

•

Options. Exercising stock options granted under the Bancorp’s 2007 Stock Option Plan, 2012 Equity Incentive Plan or 2018 Equity Incentive Plan for cash or the delivery of previously owned Bancorp stock. However, the sale of any shares issued on the exercise of Bancorp -granted stock options and any cashless exercise of Bancorp -granted stock options are subject to trading restrictions under this Policy.

5.	Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others (a “tipper”) may also be liable for transactions by the persons to whom he or she has disclosed material nonpublic information (a “tippee”). Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Bancorp of the Bank and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

Bank-imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Bancorp or the Bank, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer or the Board of Directors and must be provided before any activity contrary to the above requirements takes place.

4	Board Approved: July 24, 2024

6.	Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer at (609) 454-0129 or dodonnell@thebankofprinceton.com.

PART II

7.	Blackout Periods

All Covered Persons are prohibited from trading in the Bancorp’s securities during blackout periods as defined below.

(a) Quarterly Blackout Periods. Trading in the Bancorp’s securities is prohibited during the period beginning at the close of the market on the fifteenth (15th) calendar day of the last month of each calendar quarter and ending at the close of business on the second trading day following the date the Bancorp’s financial results are publicly disclosed through a broadly disseminated press release or, if no such press release is issued, following the date the Form 10-Q or Form 10-K is filed. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Bancorp’s financial results.

(b) Other Blackout Periods. From time to time, other types of material nonpublic information regarding the Bancorp (such as negotiation of mergers, acquisitions or dispositions or other significant developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Bancorp may impose special blackout periods during which Covered Persons are prohibited from trading in the Bancorp’s securities. If the Bancorp imposes a special blackout period, it will notify the Covered Persons affected.

(c) Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”) that:

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has been reviewed and approved at least one month in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least one month in advance of any subsequent trades);

•	was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material nonpublic information about the Bancorp; and

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gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Bancorp; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

5	Board Approved: July 24, 2024

8.	Trading Window

Pursuant to the procedures set forth in Section 9, Covered Persons are permitted to trade in the Bank’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning on the third trading day following the date the Bancorp financial results are publicly disclosed and ending on the end of each fiscal quarter. However, even during this trading window, a Covered Person who is in possession of any material nonpublic information should not trade in the Bancorp’s securities until the information has been made publicly available or is no longer material. In addition, the Bancorp may close this trading window if a special blackout period is imposed, and will re-open the trading window once the special blackout period has ended.

9.	Pre-clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Bancorp strongly recommends that all such persons refrain from trading during a trading window, without first pre-clearing all transactions in the Bancorp’s securities.

(b) Subject to the exemption for purchase and sales under an Approved 10b5-1 Plan as described in the second paragraph below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Bancorp security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c) The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

10.	Prohibited Transactions

(a) Directors and executive officers of the Bancorp and the Bank are prohibited from trading in the Bancorp’s equity securities during a blackout period imposed under an “individual account” retirement plan of the Bank, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Bancorp, due to a temporary suspension of trading by the Bancorp or the plan fiduciary.

(b) Covered Persons, including any person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Bancorp’s securities unless advance approval is obtained from the Compliance Officer:

6	Board Approved: July 24, 2024

(i) Short-term trading. Under Section 16(b) of the Securities Exchange Act of 1934, Covered Persons who purchase Bancorp common stock may not sell any Bancorp common stock for at least six months after the purchase. In addition, Covered Persons who sell Bancorp common stock may not purchase any Bancorp common stock for at least six months after the sale. By way of example, if a director purchases shares of the Bancorp common stock on January 2, and then sells on or prior to July 2 of that year any shares of the Bancorp common stock, he or she will have violated Section 16(b);

(ii) Short sales. Covered Persons may not sell the Bancorp’s securities short;

(iii) Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Bancorp’s securities;

(iv) Trading on margin or pledging. Directors and executive officers of the Bancorp and Bank may not hold Bancorp securities in a margin account or pledge Bancorp securities as collateral for any loan, except that (i) such limitation shall not apply to Bancorp securities pledged as collateral for a loan prior to July 19, 2017; or (ii) after such date, the board of directors may in its discretion approve in advance a pledge of Bancorp securities as collateral for a loan in a particular case (other than a purpose loan from the Bank within the meaning of Federal Reserve Regulation U) after taking into consideration the magnitude of the number and market value of shares proposed to be pledged in relation to the number of outstanding shares and the market value and trading volume of outstanding shares (generally, the aggregate shares pledged should not exceed 3% of shares outstanding on the date of the pledge), the percentage of shares proposed to be pledged to the total shares owned by the pledgor, the amount of shares proposed to be pledged in relation to the total shares then pledged by other Directors and executive officers, and all other factors deemed relevant by the board of directors. Although the board of directors believes that permitting limited pledging of Bancorp securities to serve as collateral for a bona fide loan in appropriate circumstances will encourage Directors and executive officers to purchase and retain shares, the board of directors will not approve any pledge of Bancorp securities as part of a hedging or monetization strategy designed to or otherwise having the effect of hedging or offsetting any decrease in the market value of Bancorp securities; and

(v) Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Bancorp securities.

11.	Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

7	Board Approved: July 24, 2024

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Bancorp’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

(Signature)

(Please print name)
Date:

8	Board Approved: July 24, 2024

APPENDIX A

EMPLOYEES TO WHOM THE INSIDER TRADING POLICY IS APPLICABLE

Edward J. Dietzler

Daniel J. O’Donnell

George S. Rapp

Christopher Tonkovich

Stephanie Adkins

Matthew Clark

Jeffrey Hanuscin

Frank J. Monaghan

A-1